SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2008
Commission File Number 1-15028
China Unicom Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F   X                      Form 40-F
          (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):      .)
          (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):      .)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes                          No   X
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom Limited for the six months ended June 30, 2008.
FORWARD-LOOKING STATEMENTS
The announcement, constituting Exhibit 1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements may include, without limitation, the Company’s operating strategy and future plan; its restructuring plan; its capital expenditure plan; its future business condition and financial results; its abilities to upgrade and expand networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the PRC telecommunications industry.
Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond the Company’s control, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MII, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; the effect of the Company’s restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the proposed merger; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market.

SIGNATURES
               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED (Registrant)
Date: August 26, 2008
	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1
CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2008 INTERIM RESULTS ANNOUNCEMENT

Highlights:			Excluding the unrealised loss on
			changes in fair value of derivative
	Compared with same		component of convertible bonds*
	period of last year		in same period of last year
Continuing operations:
• Revenue:
RMB35.14 billion	Up	4.0%
• Profit for the period:
RMB3.77 billion	Up	107.1%	Up	8.9%
• Basic earnings per share:
RMB0.276 Yuan	Up	93.0%	Up	1.5%
• EBITDA:
RMB15.88 billion	Up	10.8%	Down	0.6%
Free cash flow from continuing operations was RMB6.92 billion.
Profit for the period from discontinued operations was RMB0.65 billion.
Profit for the period was RMB4.42 billion.
Basic earnings per share was RMB0.324.
CHAIRMAN’S STATEMENT
In the first half of this year, the Company proactively addressed various challenges including market competition and adjustments to domestic roaming tariffs. While maintaining effective business developments, the Company continued to explore new markets. The Company entered into two major transactions (the proposed disposal of its CDMA business and a proposed merger with China Netcom) as it moved towards implementing a strategic restructuring of its business. The Company has also been proactively involved in the support of the recent natural disasters in China, in order to fulfill its corporate social responsibilities. The work mentioned above have all been progressing well, and its business has been developing steadily.

Highlights of the first half year results
Continuing operations:
During the first half of this year, the Company recorded revenues of RMB35.14 billion, representing an increase of 4.0% over the same period of last year. Service revenues amounted to RMB35.12 billion, including RMB32.50 billion from the GSM business and RMB2.62 billion from the long distance, data and internet business.
Profit before tax and profit for the period amounted to RMB5.13 billion and RMB3.77 billion respectively, representing an increase of 49.5% and 107.1% respectively over the same period of last year, and an increase of 1.2% and 8.9%, respectively, if eliminating the effect of the unrealized loss on changes in fair value of the derivative component of convertible bonds in the same period of last year. EBITDA amounted to RMB15.88 billion. Free cash flow was RMB6.92 billion.
Discontinued operations:
As a result of the proposed disposal of the CDMA business, the Company has classified this business as discontinued operations. Profit for the discontinued operations for the period was RMB0.65 billion.
Profit for the period:
The Company recorded a total profit of RMB4.42 billion (including profit from continuing operations of RMB3.77 billion and profit from discontinued operations of RMB0.65 billion). Basic earnings per share was RMB0.324, of which basic earnings per share from continuing operations was RMB0.276.
Steady development of operations
In the first half of this year, the Company’s mobile business developed steadily. The Company persisted in brand marketing for its GSM business, enhanced its sales and marketing system, and executed target marketing activities, all of which helped to achieve steady growth in users, revenue and profits. The Company maintained its marketing strategies for the CDMA business, and endeavored to minimize the impact brought by the proposed disposal of such operations, to ensure the steady operation of its overall business. As at 30 June 2008, the Company had 127.60 million GSM subscribers and 43.17 million CDMA subscribers.
The Company’s mobile value-added business grew rapidly during the period. While the Company continued to increase the penetration rate and diversity of revenue from its mature businesses such as SMS and “Cool Ringtone” service, it also focused on the promotion of its GPRS business, achieving a penetration rate of 17.3%. In the first half of this year, revenue derived from GSM mobile value-added service increased by 21.6% over the same period of last year, and represented 24.1% of service revenue from GSM mobile business.

The Company adjusted its business model for the long distance, data and internet businesses, and focused on the promotion of its multimedia video, internet and corporate information businesses, all of which realized steady growth in profits.
Enhancement of service and management quality
The Company adopted 2008 “the Olympic Year of Unicom’s Services” as its theme, and launched a series of new measures to ensure its provision of its services during the Olympic and to strengthen its control over the service quality. These measures enabled the Company to further enhance the quality and standard of its services.
The Company further strengthened its infrastructure management, IT control, and information system support capabilities. Smooth network operations were ensured through the enhancement of operational maintenance and network safety management, and the strengthening of various basic works, such as budget control, performance appraisals, separation of management of inflow and outflow fund, and internal control appraisals.
Strategic restructuring progressing well
On 2 June 2008, the Company entered into a framework agreement with China Telecom in respect of the disposal of its CDMA business and related assets. The consideration for the transaction is RMB43.8 billion, to be paid in cash. On the same day, it announced its intention to merge with China Netcom by way of a scheme arrangement of China Netcom, whereby the Company would offer 1.508 China Unicom shares for every China Netcom share, and 3.016 China Unicom ADSs for every China Netcom ADS.
On 28 July 2008, the Company announced that it had entered into a detailed agreement with China Telecom in respect of the disposal of its CDMA business and related assets, and a circular was sent to shareholders on 1 August 2008 in relation to that transaction. The Company believes that disposal of the CDMA business will be beneficial to the Company as it focuses its financial and operational resources on the development of its GSM business and the future development of 3G services, which are expected to enhance investment returns.
On 15 August 2008, the Company issued a circular to shareholders in respect of the proposed merger with China Netcom. The Company believes that the proposed merger is in line with the overall development and trend of global integration of fixed-line and mobile businesses, and is beneficial to the enhancement of its overall competitiveness.
Actively fighting against disasters to protect communications
During the snowstorms in southern China early this year and the Wenchuan earthquake in May, the communication networks in the stricken areas were severely damaged. The Company immediately launched a series of emergency measures and dispatched employees to repair networks and timely re-established the connection between the severely affected areas with the outside world, thus safeguarding the communication channels for the rescue works and ensuring the communication of messages of care to the stricken areas, and actively performed its corporate social responsibilities.
OUTLOOK
The telecommunication industry in China still has tremendous potential, and the industry restructuring may bring new changes and opportunities to the Company. In the second half of this year, the Company will increase investments in its GSM network and enhance its overall network coverage and communication quality. The Company will focus on further developing its mobile business, in particular the GPRS value-added services, to boost overall revenue. The Company will continue to execute its strategic restructuring, and ensure a smooth transition and transfer of its CDMA business. The Company also plans to complete the proposed merger with China Netcom smoothly and proactively integrate its existing resources, enhance operational efficiency and service capabilities, in order to achieve synergies.
The Company will convene Extraordinary General Meetings on 16 September 2008 at which the proposal in respect of the disposal of its CDMA business and the merger with China Netcom will be presented to our shareholders for approval.
Following the completion of the merger, the Company will change its name to “China Unicom (Hong Kong) Limited (or “China Unicom” as its short name). The new company will focus on establishing a market leading position in the domestic 3G market, integrating its mobile and fixed-line businesses, launching innovative products and developing new markets with the aim of becoming a world-class broadband communications and information services provider.
We believe that the new company will have stronger integrated capabilities, clearer business strategies and broader scope for business development.
Finally, I would take this opportunity to express on behalf of the Board our heartfelt thanks to Mr. Shang Bing, Mr. Yang Xiaowei, Mr. Li Zhengmao and Mr. Miao Jianhua for their contributions to the Company during their terms of office as Directors. I would also like to express my gratitude to our shareholders and the communities for their support to the Company, and also thanks to the management and all the staff for their efforts in facing the challenges of the first half of this year.

The Chairman and Chief Executive Officer
Chang Xiaobing

25 August 2008

FINANCIAL AND BUSINESS OVERVIEW
I.	Financial Overview

For the first half of 2008, the Company continued to follow its existing business objectives and being committed to the market-oriented business strategies, enhanced the quality of business development and achieved steady and sustainable growth in all businesses.

Continuing Operations (Note 1)
1.	Revenue

For the first half of 2008, our revenue from continuing operations continued to grow steadily and reached RMB35.14 billion, up by 4.0% from the same period of last year (Note 2). Of the total revenue, service revenue was RMB35.12 billion, up by 4.0% from the same period of last year. Among the service revenue, service revenue from our GSM cellular business reached RMB32.50 billion while service revenue from our long distance, data and internet business reached RMB2.62 billion.

2.	Costs and Expenses

For the first half of 2008, total costs and expenses from continuing operations, including financial gains, interest income and other gains, were RMB30.00 billion, down by 1.1% from the same period of last year. Excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds (Note 3) for the same period of last year, total costs and expenses would be up by 4.5% from the same period of last year. Selling and marketing expenses were RMB5.36 billion, up by 3.4% from the same period of last year and depreciation and amortisation expenses were RMB10.97 billion, down by 0.6% from the same period of last year.

3.	Earnings

For the first half of 2008, our profit before income tax from continuing operations was RMB5.13 billion, up by 49.5% from the same period of last year. Profit before income tax for the GSM cellular business was RMB5.16 billion while profit before income tax for long distance, data and Internet business was RMB0.35 billion.

For the first half of 2008, profit before income tax was up by 49.5% from the same period of last year. Excluding the effect of the unrealised loss on changes in fair value of derivative component of convertible bonds for the same period of last year, profit before income tax for the first half of 2008 would be up by 1.2% compared to the same period of last year.

EBITDA (Note 4) from continuing operations was RMB15.88 billion and EBITDA margin (representing EBITDA as a percentage of the total revenue) was 45.2%. EBITDA margin for the GSM cellular business was 43.6%.

Discontinued Operations (Note 1)

For the first half of 2008, profit for the period from discontinued operations, i.e. CDMA cellular business which is also classified as held for sale, was RMB0.65 billion.

Consolidated Earnings

For the first half of 2008, profit for the period (Note 5) was RMB4.42 billion (including profit from continuing operations of RMB3.77 billion and profit from discontinued operations of RMB0.65 billion). Basic earnings per share was RMB0.324 and basic earnings per share for continuing operations was RMB0.276.

Capital Expenditures on and Free Cash Flow from Continuing Operations

For the first half of 2008, our capital expenditures on continuing operations totaled RMB7.31 billion. Free cash flow from continuing operations (representing net cash generated from operating activities minus capital expenditures) was RMB6.92 billion.

Balance Sheet

As at 30 June 2008, our capital structure was further improved. The liabilities-to-assets ratio (Note 6) decreased from 34.9% as at 31 December 2007 to 32.3% as at 30 June 2008. The debt-to-capitalisation ratio (Note 7) decreased from 3.8% as at 31 December 2007 to 3.5% as at 30 June 2008.

II.	Business Overview

In the first half of 2008, the Company continued to enhance its branding, strengthen its product and business management, improve service support and steadily develop its business, despite the impact from adjustments to mobile roaming tariffs and the major restructuring in the China telecom sector.

1.	Mobile Business

The GSM business continued to focus on brand marketing, enhancing its sales and marketing and improving its value proposition in different customer segments. As a result, it achieved steady growth by improving perceptions and countering the impact of “calling-party-pay” policies and domestic roaming tariff adjustments. As of 30 June 2008, total number of GSM subscribers reached 127.599 million, a net addition of 7.035 million in the first half of 2008. The average minutes of usage (MOU) per subscriber per month for GSM reached 249.6 minutes, slightly ahead of 248.4 minutes in the first half of last year. Average revenue per user (ARPU) was RMB43.6, representing a decline of RMB3.7 from RMB47.3 in the first half of last year. The GSM monthly average churn rate was 2.80% in the first half of this year.

Despite the roaming tariff adjustment and the telecom restructuring, the Company’s CDMA business maintained stable revenues by actively promoting various theme-based marketing programs and offering differentiated and customized mobile terminals. As of 30 June 2008, the total number of CDMA subscribers reached 43.169 million, a net addition of 1.242 million in the first half of 2008. The average MOU per subscriber per month for CDMA was 243.0 minutes, representing a decrease of 23.4 minutes from 266.4 minutes in the first half of last year. The APRU was RMB51.1, representing a decline of RMB6.0 from RMB57.1 in the first half of last year. The CDMA monthly average churn rate was 2.75% in the first half of this year.

2.	Mobile Value-added Business

In the first half of 2008, while continuing to increase the penetration of SMS and “Cool Ringtone” services, the Company targeted GPRS services as a new growth area. By increasing GPRS service coverage and launching new wireless applications such as “Stock in Palm”, wireless data revenues continued to grow.

SMS services continued to grow strongly. In the first half of 2008, GSM SMS volume reached 38.06 billion, representing an increase of 6.9% over the same period of last year, and CDMA SMS volume reached 9.95 billion messages, representing an increase of 7.2% over the same period of last year.

The penetration of Cool Ringtone service further increased. As of 30 June 2008, GSM Cool Ringtone subscribers reached 42.285 million with a net addition of 4.334 million, and a penetration rate of 33.1%. CDMA Cool Ringtone subscribers reached 12.222 million with a net addition of 39,000, and a penetration rate of 28.3%.

The GPRS business grew rapidly. As of 30 June 2008, the GPRS network had achieved nationwide coverage in all 31 provinces, established roaming partnership with 20 GPRS operators in 12 overseas countries. For the first half of 2008, total GPRS subscribers reached 22.046 million, with a net addition of 13.153 million and penetration rate of 17.3%. GPRS revenues reached RMB 0.45 billion.

For CDMA 1X wireless data services, the number of U-Net subscribers continued to grow. As of 30 June 2008, U-Net subscribers totaled 2.338 million, U-Net revenues increased 29.3% compared with the same period of last year, and CDMA 1X wireless data revenues, as percentage of CDMA service revenue, reached 12.3%, significantly higher than that of the first half of last year.

3.	Long Distance, Data and Internet Businesses

In the first half of 2008, the long distance, data and Internet businesses underwent business transformations, focusing on improving profitability and they achieved steady growth by further developing data business, Internet applications and enterprise information services.

Traditional data and domestic long distance voice business declined. In the first half of 2008, outgoing domestic and international long distance calls totaled 9.39 billion minutes, representing a decrease of 20.5% compared with the same period of last year. Incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 2.24 billion minutes, representing an increase of 20.1% compared with the same period of last year.

The Company’s long distance data leased-line business grew steadily. As of 30 June 2008, the total circuit leased line bandwidth was 64,000 x 2Mbps, and the total leased bandwidth based on Asynchronous Transfer Mode (ATM) and Frame Relay (FR) services was 8,635 x 2Mbps. The total subscribers of “Uni-Video” broadband video telephony service reached 441,000.

New Internet applications and enterprise information services continued to be rolled out during the first half of 2008. As of 30 June 2008, the number of Internet broadband subscribers reached 813,000. The number of Internet “Ruyi” Mailbox subscribers totaled 12.917 million. The number of “Ruyi” virus-killing subscribers reached 520,000.

4.	Distribution Channel and Customer Services

In the first half of 2008, the Company has improved its distribution channel infrastructure on many levels, aiming to improve channel capabilities. The Company’s brand image and customer perceptions have been improved by placing product promotional self-service systems in the sales outlets. Channel capability for marketing products and services to end users has also been strengthened. The Company has fully expanded its electronic online sales channels, and has opened industry-leading unified online sales outlets. The online outlet provides inquiry services to customers electronically, and will roll out transactional services such as online payment, charging, and card purchase.

The Company has followed a business philosophy of “Customer Focus, Service-driven Development”. By initiating “the Olympic Year of Unicom’s Services” marketing program, the Company strived to fulfill its service commitment, and achieve continued service innovation. By deploying large scale bonus-point redemption program and providing customized membership services, the Company has improved customer loyalty and customer retention. The Company has also initiated a remote recharge service based on “recharge nationwide no matter where you buy the card” capability by providing secure and convenient top-up payment services for prepaid customers. As a result, customer satisfaction has been further improved.

*
To enable an investor to better understand the Group’s operating results of continuing operations and enhance the comparability between accounting periods, the unrealised loss on changes in fair value of derivative component of convertible bonds of approximately RMB1.64 billion for the six months ended 30 June 2007, that is not considered to be an indicator of the Group’s operating performance of continuing operations, is excluded.

Note 1:
On 2 June 2008, the Company, the Company’s wholly-owned subsidiary, China Unicom Corporation Limited (“CUCL”) and China Telecom Corporation Limited (“China Telecom”) entered into the CDMA business framework agreement whereby CUCL will sell, and China Telecom will purchase, the CDMA Business. (Please refer to the Announcement on (1) Proposed Disposal of the CDMA Business by Unicom to Telecom (2) Proposed Major Transaction (3) Possible Connected Transaction and (4) Resumption of Trading issued on 2 June 2008). According to the above framework agreement and the progress of negotiations made between China Telecom and the Company, in accordance with the Hong Kong Financial Reporting Standards (“HKFRS”) 5, “Non-Current Assets Held for Sale and Discontinued Operations” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), the management of the Company presented the proposed disposal of assets and liabilities on the unaudited condensed consolidated interim balance sheet as at 30 June 2008 as assets and liabilities classified as held for sale. In addition, the management of the Company recognised the CDMA business segment as discontinued operations, accordingly, profit from discontinued operations are presented separately in the unaudited condensed consolidated interim income statement for the six months ended 30 June 2008. The 2007 comparative figures of the unaudited condensed consolidated interim income statement and cash flow statement were also restated accordingly. For details, please refer to Note 10 of the Group results.

Note 2:
Upon the adoption of HKFRS in 2005, merger accounting is used by the Group to account for the combination of entities and businesses under common control in accordance with HKFRS 3 “Business Combinations” and Accounting Guideline 5 “Merger accounting for common control combinations” issued by the HKICPA. Accordingly, the results of operations and financial position of Guizhou Business are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated. For details, please refer to Note 2 of the Group results.

Note 3:
The unrealised loss on changes in fair value of derivative component of convertible bonds of the same period last year was approximately RMB1.64 billion. Since SK Telecom Co. Ltd. had fully converted the convertible bonds into the Company’s shares in August 2007, as a result, the Company no longer needs to recognise the changes in fair value of derivative component of convertible bonds from that date onwards.

Note 4:
EBITDA represents profit for the period before interest income, financial gain/costs, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gain/costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

Note 5:
The new enterprise income tax law is effective from 1 January 2008 and the enterprise income tax rate is changed from 33% to 25%. The effective tax rate of continuing operations for the first half of 2008 was 26.6% while the effective tax rate for the same period of last year was 47.0%.

Note 6:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 7:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
GROUP RESULTS
China Unicom Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2008 extracted from the unaudited condensed consolidated interim financial information of the Group as set out in 2008 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
AS AT 30 JUNE 2008
(All amounts in Renminbi (“RMB”) thousands)

		Unaudited	Audited
		30 June	31 December
	Note	2008	2007

ASSETS
Non-current assets
Property, plant and equipment		109,737,056	116,162,165
Goodwill		2,770,983	3,143,983
Other assets		9,970,088	12,855,199
Deferred income tax assets		410,696	426,902

		122,888,823	132,588,249

Current assets
Inventories		813,438	2,528,364
Accounts receivable, net	6	2,307,728	3,211,154
Prepayments and other current assets		1,842,109	3,516,279
Amounts due from related parties		87,234	109,096
Amounts due from Domestic Carriers		172,937	149,736
Short-term bank deposits		140,795	644,016
Cash and cash equivalents		6,734,234	6,675,476

		12,098,475	16,834,121

Assets classified as held for sale	10	11,512,479	—

Total assets		146,499,777	149,422,370

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,439,451	1,436,908
Share premium		64,553,493	64,320,066
Reserves		3,965,458	3,968,515
Retained profits
- Proposed 2007 final dividend	9	—	2,726,858
- Others		29,175,469	24,760,833

		99,133,871	97,213,180

Minority interest in equity		4,824	3,914

Total equity		99,138,695	97,217,094

		Unaudited	Audited
		30 June	31 December
	Note	2008	2007

LIABILITIES
Non-current liabilities
Long-term bank loans		1,571,816	1,660,921
Obligations under finance leases		2,618	3,882
Deferred income tax liabilities		5,317	5,864
Deferred revenue		619,170	1,303,015

		2,198,921	2,973,682

Current liabilities
Payables and accrued liabilities	7	26,476,256	32,031,307
Taxes payable		1,090,805	1,239,512
Amounts due to China United Telecommunications Corporation		18,996	820,699
Amounts due to related parties		816,079	769,558
Amounts due to Domestic Carriers		669,394	600,283
Current portion of long-term bank loans		2,057,724	2,191,382
Current portion of obligations under finance leases		266	1,448
Advances from customers		6,538,550	11,577,405
Dividends payable	9	149,000	—

		37,817,070	49,231,594

Liabilities classified as held for sale	10	7,345,091	—

Total liabilities		47,361,082	52,205,276

Total equity and liabilities		146,499,777	149,422,370

Net current liabilities		(21,551,207)	(32,397,473)

Total assets less current liabilities		101,337,616	100,190,776

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008
(All amounts in RMB thousands, except per share data)

		Unaudited
		Six months ended 30 June
			2007
			(As restated)
	Note	2008	(Note 2)

Continuing operations
Revenue (Turnover)
GSM business	3, 4, 11	32,499,400	31,289,317
Data and Internet business	3, 4, 11	1,592,356	1,550,334
Long Distance business	3, 4, 11	1,028,070	930,012

Total service revenue		35,119,826	33,769,663
Sales of telecommunications products	3, 4	15,396	4,136

Total revenue	3, 4	35,135,222	33,773,799

Leased lines and network capacities	11	(356,923)	(310,429)
Interconnection charges	11	(4,494,345)	(4,092,501)
Depreciation and amortisation		(10,972,659)	(11,043,693)
Employee benefit expenses		(2,792,343)	(2,600,405)
Selling and marketing	11	(5,356,823)	(5,179,412)
General, administrative and other expenses	11	(5,949,614)	(5,512,887)
Cost of telecommunications products sold		(304,387)	(109,186)
Financial gain		109,183	29,804
Interest income		71,309	98,441
Unrealised loss on changes in fair value of derivative component of convertible bonds		—	(1,638,735)
Other gains - net		42,498	16,639

Profit before income tax		5,131,118	3,431,435
Income tax expenses	5	(1,365,657)	(1,613,056)

Profit from continuing operations		3,765,461	1,818,379

Discontinued operations
Profit from discontinued operations	3, 10	654,767	359,600

Profit for the period		4,420,228	2,177,979

Attributable to:
Equity holders of the Company		4,419,318	2,177,291
Minority interest		910	688

		4,420,228	2,177,979

		Unaudited
		Six months ended 30 June
			2007
			(As restated)
	Note	2008	(Note 2)

Earnings per share for profit attributable to the equity holders of the Company
- basic (RMB)	8	0.324	0.172
- diluted (RMB)	8	0.321	0.170

Earnings per share for profit from continuing operations attributable to the equity holders of the Company
- basic (RMB)	8	0.276	0.143
- diluted (RMB)	8	0.273	0.142

Earnings per share for profit from discontinued operations attributable to the equity holders of the Company
- basic (RMB)	8	0.048	0.029
- diluted (RMB)	8	0.048	0.028

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008
(All amounts in RMB thousands)

		Unaudited
		Six months ended 30 June
			2007
			(As restated)
	Note	2008	(Note 2)

Continuing operations
Net cash inflow from operating activities		14,222,761	16,621,448
Net cash outflow from investing activities		(10,338,534)	(10,535,669)
Net cash outflow from financing activities		(2,383,945)	(10,247,316)

Net cash inflow/(outflow) from continuing operations		1,500,282	(4,161,537)
Net cash inflow from discontinued operations	10	1,125,964	980,461

Increase/(decrease) in cash and cash equivalents		2,626,246	(3,181,076)

Cash and cash equivalents at beginning of period		6,675,476	12,243,191

Less: Cash and cash equivalents included in the disposal group	10	(2,567,488)	—

Cash and cash equivalents at end of period		6,734,234	9,062,115

Analysis of the balances of cash and cash equivalents:

Cash balances		2,936	3,229
Bank balances		6,731,298	9,058,886

		6,734,234	9,062,115

NOTES (All amounts in RMB thousands unless otherwise stated)
1.	GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on the Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares (“ADS”) of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interests in A Share Company is owned by China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate holding company.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered between China Unicom Corporation Limited (“CUCL”, a subsidiary of the Company) and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, cities and autonomous regions in the PRC. The Company has adopted merger accounting to account for this business combination of entities and businesses under the common control of Unicom Group. Please refer to Note 2 for details.

Proposed disposal of the Group’s CDMA business to China Telecom Corporation Limited (“China Telecom”)

On 2 June 2008, the Company, CUCL and China Telecom entered into the CDMA business framework agreement (the “Framework Agreement”), which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom)

and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal is RMB43.8 billion and will be payable by China Telecom to the Group in cash in three installments and the consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008. Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there will be no adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal is subject to various conditions as set forth in the Framework Agreement.

In addition, the Group has been notified by Unicom Group that, on 2 June 2008, Unicom Group, Unicom New Horizon and China Telecommunications Corporation (“China Telecom Group”) entered into a framework agreement which sets out the key terms and conditions on which Unicom Group and Unicom New Horizon will sell their CDMA cellular telecommunications network to China Telecom Group for a consideration of RMB66.2 billion. It is expected that this proposed CDMA network disposal will be completed concurrent with the proposed CDMA business disposal.

On 27 July 2008, the Company, CUCL and China Telecom entered into the CDMA business disposal agreement (the “Disposal Agreement”). Pursuant to the Disposal Agreement , the Company and CUCL have agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the “CDMA Business”). The scope of the CDMA Business is set out in the Disposal Agreement and the detailed items will be confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business which will be established on or before the delivery date of the CDMA Business.

In addition, the Group has been notified by Unicom Group that on 27 July 2008, Unicom Group, Unicom New Horizon and China Telecom Group entered into the CDMA network disposal agreement, which sets out the terms and conditions on which Unicom Group and Unicom New Horizon will sell, and China Telecom Group will purchase, the CDMA network at a consideration of RMB66.2 billion. Completion of the CDMA network disposal is also expected to occur on the same date as the completion of the CDMA Business disposal.

The aforementioned proposed disposal of CDMA Business is subject to various conditions, including, among other things: (i) approval by the shareholders of the A Share Company for the proposed disposal of the CDMA Business, and approval by the non-affiliated shareholders of the A Share Company for the waiver of CDMA network purchase option and the termination of 2006 CDMA Lease Agreement (please refer to Note 4.2(c) of the Company’s 2007 Annual Report for details); (ii) approval by the shareholders of the Company for the proposed disposal of the CDMA Business, and approval by the independent shareholders of the Company for the transfer agreement entered between the A Share Company and CUCL pursuant to which A Share Company has agreed to transfer all of its rights and obligations under the waiver of CDMA network purchase option and the termination of 2006 CDMA Lease Agreement to CUCL (the “Transfer Agreement”); (iii) the necessary procedures required by applicable law and/or required by the relevant binding agreements or documents of CUCL having been performed in accordance with the requirements of the completion plan as set out in the CDMA Business Disposal Agreement; (iv) receipt of any other regulatory or corporate approvals that are necessary for the completion of the proposed disposal of the CDMA Business; and (v) the business and assets identification and specific revenue due diligence having been completed and the results of such identification and due diligence having been jointly confirmed. The extraordinary general meeting of the shareholders of the Company for approving the above Disposal Agreement and the Transfer Agreement will be held on 16 September 2008.

Proposed merger between the Company and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) by way of a scheme of arrangement of China Netcom

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented the share proposal, the ADS proposal, and the option proposal to the board of directors of China Netcom, and requested the China Netcom’s board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom (“Proposed Merger”) by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of China Netcom share and China Netcom ADS will be entitled to receive 1.508 new ordinary shares and 3.016 new ADSs of the Company respectively for every China Netcom share and China Netcom ADS. For the option proposal, the Company will establish a new option plan, and each holder of China Netcom option will be entitled to receive new options of the Company to acquire the Company’s shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options will be based on a formula that values the new options of the Company to be received by a holder of China Netcom options being equivalent to the “see-through” price of that holder’s outstanding China Netcom options. The effectiveness of the above proposals and the Scheme is subject to the various conditions, including, among other things: (i) the approval of the Company’s shareholders for (a) the proposals, (b) the allotment and issue by the Company’s shares pursuant to the share proposal and the ADS proposal and (c) the adoption of a new option scheme for issuance of options under the option proposal; (ii) the approval of the Scheme by the requisite majority of shareholders of China Netcom at a meeting of the shareholders of China Netcom to be convened at the direction of the High Court of Hong Kong for the approval of the Scheme.

On 13 August 2008, the Company made a further announcement, please refer to Note 12.2 for details. The extraordinary general meeting of the shareholders of the Company for the resolutions described in (i) above will be held on 16 September 2008.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with Hong Kong Accounting Standards (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Public Accountants (“HKICPA”). The unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 and 2007 have not been audited by the auditors, and the financial information for the year ended 31 December 2007 are extracted from the audited financial statements as set out in the Company’s 2007 Annual Report. The accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007 except that the Group applied HK(IFRIC)-Int 11 “Group and treasury share transactions” on 1 January 2008 retrospectively, subject to the transitional provisions of Hong Kong Financial Reporting Standard (“HKFRS”) 2 “Share-based Payment”. The adoption of HK(IFRIC)-Int 11 does not have any impact on the Group’s unaudited condensed consolidated interim results. In addition, the Group changed the accounting estimate on provision for subscriber points expenses for certain provincial branches, where there were stabilised and reliable historical redemption statistics available. This change of estimate led to the reversal of provision for subscriber points expenses for those provincial branches, based on the historical redemption rates, amounting to approximately RMB92 million for continuing operations and approximately RMB57 million for discontinued operations for the six months ended 30 June 2008.

Business Combination

Since the Group and Guizhou Business were both under the common control of Unicom Group prior to the Business Combination, the purchase of Guizhou Business in 2007 is considered as a business combination of entities and businesses under common control, which has been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the HKICPA in November 2005. The acquired assets and liabilities of Guizhou Business are stated at historical costs, and are included in the unaudited condensed consolidated interim financial information from the beginning of the earliest period presented as if the Guizhou Business had always been part of the Group. As a result, the 2007 comparative figures in the unaudited condensed consolidated interim financial information have been restated accordingly.

Discontinued Operations

Based on the Framework Agreement dated 2 June 2008, in accordance with HKFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” issued by the HKICPA (“HKFRS 5”), the assets and liabilities of CDMA Business disposal group, which include the assets and liabilities of the CDMA business segment of the Group, as well as certain other telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales offices which will also be sold to China Telecom), have been classified as held for sale and are carried at the lower of their carrying amount and fair value less costs to sell since their carrying amount will be recovered principally through a sales transaction rather than through a continuing use since 2 June 2008. The scope and net carrying value of such network assets and other assets are estimated based on the initial agreement between the Group and China Telecom, which may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and which will be agreed and finalised on or before the delivery date, in accordance with the completion plan set out in the Disposal Agreement.

In addition, in accordance with HKFRS 5, the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2008, and the 2007 comparative figures for the unaudited condensed consolidated interim income statement and cash flow statement were also re-presented as discontinued operations accordingly. For details, please refer to Note 10.

The impact of the restatements of comparative 2007 financial information in connection with the Business Combination and the proposed disposal of the CDMA Business are summarised below:

		Guizhou	CDMA
	The Group	Business	business		The Group
	(as previously	(Business	(discontinued		(continuing
	reported)	Combination)	operations)	Elimination	operations)

For the six months ended 30 June 2007

Results of operations:
Revenue (Turnover)	49,174,762	683,571	(15,893,221)	(191,313)	33,773,799
Profit for the period	2,130,956	47,023	(359,600)	—	1,818,379
Basic earnings per share (RMB)	0.168	—	—	—	0.143

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2007. The Group’s policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, as well as capital risk management, are set out in the Company’s 2007 Annual Report.

As at 30 June 2008, the current liabilities of the Group exceeded the current assets by approximately RMB21.6 billion (31 December 2007: RMB32.4 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2008 have been prepared under the going concern basis.

The interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The Company’s auditors, PricewaterhouseCoopers, has also reviewed the condensed consolidated interim financial information in accordance with Hong Kong Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity’’ issued by the HKICPA. PricewaterhouseCoopers’s independent review report to the Board of Directors is included in the interim report to be sent to shareholders.

3.	SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

Continuing operations:
•	GSM business — the provision of GSM telephone and other related services;

•	Data and Internet business — the provision of domestic and international data, Internet and other related services; and

•	Long Distance business — the provision of domestic and international long distance and other related services.
Discontinued operations:
•	CDMA business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon (Note 10 and 11);

The Group’s primary measure of segment results for continuing operations is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, unrealised loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income mainly represents interest income, which cannot be identified to different operating segments. Segment assets consist primarily of property, plant and equipment, other assets, prepayments, inventories, receivables and operating cash. Segment liabilities primarily comprise operating liabilities. Capital expenditure mainly comprises additions to property, plant and equipment.

3.1 Business Segments

	Unaudited
	Six months ended 30 June 2008
							Discontinued
	Continuing operations						operations
		Data and	Long			Total
	GSM	Internet	Distance	Unallocated		continuing	CDMA
	business	business	business	amounts	Elimination	operations	business	Total

Revenue (Turnover):
Usage fee	17,633,360	1,035,110	353,120	—		19,021,590	6,103,566	25,125,156
Monthly fee	3,218,929	—	—	—		3,218,929	2,037,238	5,256,167
Interconnection revenue	3,439,935	10,899	254,672	—		3,705,506	1,052,461	4,757,967
Leased lines rental	—	303,210	414,801	—		718,011	—	718,011
Value-added services revenue	7,844,996	236,300	—	—		8,081,296	3,585,757	11,667,053
Other revenue	362,180	6,837	5,477	—		374,494	330,420	704,914

Total services revenue	32,499,400	1,592,356	1,028,070	—		35,119,826	13,109,442	48,229,268
Sales of telecommunications products	15,322	74	—	—		15,396	2,422,960	2,438,356

Total revenue from external customers	32,514,722	1,592,430	1,028,070	—		35,135,222	15,532,402	50,667,624
Intersegment revenue	—	664,765	620,776	—	(1,285,541)	—	—	—

Total revenue	32,514,722	2,257,195	1,648,846	—	(1,285,541)	35,135,222	15,532,402	50,667,624
Leased lines and network capacities	(109,582)	(221,323)	(26,018)	—		(356,923)	(4,144,017)	(4,500,940)
Interconnection charges	(5,365,403)	(82,970)	(331,513)	—	1,285,541	(4,494,345)	(1,314,981)	(5,809,326)
Depreciation and amortisation	(9,475,659)	(1,134,394)	(362,532)	(74)		(10,972,659)	(289,460)	(11,262,119)
Employee benefit expenses	(2,369,058)	(263,907)	(142,044)	(17,334)		(2,792,343)	(1,039,014)	(3,831,357)
Selling and marketing	(4,922,879)	(312,746)	(121,186)	(12)		(5,356,823)	(4,138,930)	(9,495,753)
General, administrative and other expenses	(5,264,775)	(395,535)	(219,933)	(69,371)		(5,949,614)	(1,746,807)	(7,696,421)
Cost of telecommunications products sold	(301,887)	(2,487)	(13)	—		(304,387)	(1,990,467)	(2,294,854)
Financial gain/(costs)	372,077	23,148	28,910	(599,332)	284,380	109,183	(2,523)	106,660
Interest income	44,385	5,191	1,815	304,298	(284,380)	71,309	6,946	78,255
Other gains - net	38,149	791	3,111	447		42,498	8,950	51,448

Segment profit (loss) before income tax	5,160,090	(127,037)	479,443	(381,378)		5,131,118	882,099	6,013,217

Income tax expenses						(1,365,657)	(227,332)	(1,592,989)

Profit for the period						3,765,461	654,767	4,420,228

Attributable to:
Equity holders of the Company						3,765,461	653,857	4,419,318
Minority interest						—	910	910

						3,765,461	654,767	4,420,228

Other information:
Provision for doubtful debts	685,791	31,349	12,671	—		729,811	214,308	944,119

Capital expenditures for segment assets (a)	4,477,187	701,014	946,915	1,180,162		7,305,278	—	7,305,278

	Unaudited
	As at 30 June 2008
			Data and	Long
	GSM	CDMA	Internet	Distance	Unallocated
	business	business	business	business	amounts	Elimination	Total

Total segment assets	109,392,564	9,157,757	7,908,047	17,687,296	52,644,644	(50,290,531)	146,499,777

Total segment liabilities	30,219,849	7,345,091	2,576,636	3,465,833	3,753,673		47,361,082

	Unaudited
	Six months ended 30 June 2007
	(As restated)
							Discontinued
	Continuing operations						operations
		Data and	Long			Total
	GSM	Internet	Distance	Unallocated		continuing	CDMA
	business	business	business	amounts	Elimination	operations	business	Total

Revenue (Turnover):
Usage fee	17,762,799	1,152,390	406,631	—		19,321,820	6,497,777	25,819,597
Monthly fee	3,642,487	—	—	—		3,642,487	2,360,536	6,003,023
Interconnection revenue	2,883,681	19,234	202,318	—		3,105,233	997,419	4,102,652
Leased lines rental	—	250,074	317,886	—		567,960	—	567,960
Value-added services revenue	6,453,903	122,921	—	—		6,576,824	3,012,816	9,589,640
Other revenue	546,447	5,715	3,177	—		555,339	349,490	904,829

Total services revenue	31,289,317	1,550,334	930,012	—		33,769,663	13,218,038	46,987,701
Sales of telecommunications Products	4,035	101	—	—		4,136	2,675,183	2,679,319

Total revenue from external customers	31,293,352	1,550,435	930,012	—		33,773,799	15,893,221	49,667,020
Intersegment revenue	—	869,732	707,351	—	(1,577,083)	—	—	—

Total revenue	31,293,352	2,420,167	1,637,363	—	(1,577,083)	33,773,799	15,893,221	49,667,020
Leased lines and network capacities	(113,438)	(181,499)	(29,577)	—	14,085	(310,429)	(4,198,304)	(4,508,733)
Interconnection charges	(4,930,669)	(223,997)	(500,833)	—	1,562,998	(4,092,501)	(1,221,524)	(5,314,025)
Depreciation and amortisation	(9,530,313)	(1,149,073)	(364,106)	(201)		(11,043,693)	(312,222)	(11,355,915)
Employee benefit expenses	(2,215,036)	(237,722)	(125,820)	(21,827)		(2,600,405)	(917,473)	(3,517,878)
Selling and marketing	(4,755,839)	(297,124)	(126,439)	(10)		(5,179,412)	(4,276,199)	(9,455,611)
General, administrative and other expenses	(4,907,902)	(335,436)	(255,110)	(14,439)		(5,512,887)	(1,602,557)	(7,115,444)
Cost of telecommunications products sold	(108,771)	(400)	(15)	—		(109,186)	(2,734,486)	(2,843,672)
Financial (costs)/gain	(61,721)	6,855	(2,354)	(244,898)	331,922	29,804	(10,547)	19,257
Interest income	59,347	11,715	3,934	355,367	(331,922)	98,441	5,265	103,706
Unrealised loss on changes in fair value of derivative component of convertible bonds	—	—	—	(1,638,735)		(1,638,735)	—	(1,638,735)
Other gains - net	16,383	98	158	—		16,639	1,105	17,744

Segment profit (loss) before income tax	4,745,393	13,584	237,201	(1,564,743)		3,431,435	626,279	4,057,714

Income tax expenses						(1,613,056)	(266,679)	(1,879,735)

Profit for the period						1,818,379	359,600	2,177,979

Attributable to:
Equity holders of the Company						1,818,379	358,912	2,177,291
Minority interest						—	688	688

						1,818,379	359,600	2,177,979

Other information:
Provision for doubtful debts	682,159	37,251	14,949	—		734,359	204,995	939,354

Capital expenditures for segment assets (a)	4,863,425	957,764	786,865	2,670,349		9,278,403	—	9,278,403

	Audited
	As at 31 December 2007
			Data and	Long	Unallocated
	GSM	CDMA	Internet	Distance	amounts	Elimination
	business	business	business	business	(As restated)	(As restated)	Total

Total segment assets	107,735,724	9,885,462	7,985,260	17,573,749	56,650,413	(50,408,238)	149,422,370

Total segment liabilities	32,947,282	9,100,579	2,526,811	3,831,729	3,798,875		52,205,276

(a)	Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

3.2	Geographical Segments

The customers of the Group’s services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group’s principal activities are conducted in Mainland China. For the six months ended 30 June 2008 and 2007, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group’s assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

4.	REVENUE (TURNOVER)

Revenue from continuing operations primarily comprises usage fees, monthly fees, interconnection revenue, leased line rental income, value-added services revenue and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Industry and Information Technology (“MII”, the former Ministry of Information Industry has been consolidated into the MII) and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges for continuing operations amounted to approximately RMB956 million for the six months ended 30 June 2008 (for the six months ended 30 June 2007: approximately RMB914 million).

5.	TAXATION

Provision for taxation for continuing operations represents:

	Unaudited
	Six months ended 30 June
		2007
	2008	(As restated)

Provision for income tax on the estimated taxable profits for the period
- Hong Kong	4,250	4,776
- Outside Hong Kong	1,616,087	1,941,709

	1,620,337	1,946,485
Deferred taxation	(254,680)	(333,429)

	1,365,657	1,613,056

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2007: 17.5%) on the estimated assessable profit for the six months ended 30 June 2008. Taxation on overseas profits has been calculated on the estimated assessable profit for the six months ended 30 June 2008 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries are mainly operated in the PRC, the applicable standard enterprise income tax rate is 25% (for the six months ended 30 June 2007: 33%).

For the six months ended 30 June 2008, Unicom Huasheng and its branches are subject to income tax at the statutory enterprise income tax rate of 25% in Mainland China (for the six months ended 30 June 2007: 33%). From 1 January 2008, the income tax liabilities of Unicom Huasheng is assessed on a consolidated basis and settled centrally in Beijing in accordance with the new PRC enterprise income tax law. In previous years, the enterprise income tax of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

On 6 December 2007, the State Council issued the detail implementation regulations of the new PRC enterprise income tax law. Pursuant to the regulations, a 5% withholding income tax will be levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign shareholders in Hong Kong. Pursuant to a notice jointly issued by the Ministry of Finance and the State Administration of Taxation on 22 February 2008, where foreign investment enterprises declare dividends in 2008 and beyond out of their cumulative retained profits as at 31 December 2007, such dividends are exempt from withholding income tax. For dividends paid out of profits earned by foreign investment enterprises after 1 January 2008, the 5% withholding income tax will be applicable, unless the investor is deemed as a PRC Tax Resident Enterprise. Currently, the PRC tax authority has not yet announced the formal guidance on the certification procedures of PRC Tax Resident Enterprise. The Company preliminarily concluded that it met the definition of PRC Tax Resident Enterprise after assessment. Therefore, as at 30 June 2008, there is no deferred tax liability accrued in the Group’s unaudited condensed consolidated interim financial information for CUCL’s undistributed profit generated during the six months ended 30 June 2008. The Group will continue to assess the impact to financial statements in accordance with the detailed guidance issued by the PRC tax authority in future.

6.	ACCOUNTS RECEIVABLE, NET

The aging analysis of accounts receivable is as follows:

	Unaudited	Audited
	30 June	31 December
	2008	2007

Within one month	1,438,791	1,968,344
More than one month to three months	813,489	944,300
More than three months to one year	1,352,582	1,519,487
More than one year	687,053	407,964

	4,291,915	4,840,095
Less: Provision for doubtful debts	(1,984,187)	(1,628,941)

	2,307,728	3,211,154

The normal credit period granted by the Group is on average 30 days from the date of invoice.
There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

7.	PAYABLES AND ACCRUED LIABILITIES

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited	Audited
	30 June	31 December
	2008	2007

Less than six months	19,715,262	24,077,455
Six months to one year	4,100,197	5,063,993
More than one year	2,660,797	2,889,859

	26,476,256	32,031,307

8.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme and (iii) the convertible bonds (for the six months ended 30 June 2007 only). For the purpose of computation of diluted earnings per share for the six months ended 30 June 2007, the potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and the convertible bonds and are excluded from the weighted average number of ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited
	Six months ended 30 June
		2007
	2008	(As restated)

Numerator (in RMB thousands):
Profit attributable to the equity holders of the Company
- Continuing operations	3,765,461	1,818,379
- Discontinued operations	653,857	358,912

	4,419,318	2,177,291

Denominator (in thousands):
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	13,652,107	12,690,576
Dilutive equivalent shares arising from share options	135,042	105,918

Shares used in computing diluted earnings per share	13,787,149	12,796,494

Basic earnings per share (in RMB)
- Continuing operations	0.276	0.143
- Discontinued operations	0.048	0.029

	0.324	0.172

Diluted earnings per share (in RMB)
- Continuing operations	0.273	0.142
- Discontinued operations	0.048	0.028

	0.321	0.170

To enable an investor to better understand the Group’s results, below are tables reconciling earnings per share to adjusted earnings per share for the Group and continuing operations respectively, excluding the unrealised loss on changes in fair value of derivative component of convertible bonds for the six months ended 30 June 2007 which is not considered to be an indicator of the Group’s operating performance.

	Unaudited
	Six months ended 30 June
		2007
	2008	(As restated)

The Group:
Profit attributable to equity holders of the Company	4,419,318	2,177,291

Adjustment for:
Unrealised loss on changes in fair value of derivative component of convertible bonds	—	1,638,735

Adjusted profit attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of convertible bonds)	4,419,318	3,816,026

Adjusted basic earnings per share (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.324	0.301

Adjusted diluted earnings per share (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.321	0.298

Continuing operations:
Profit from continuing operations attributable to equity holders of the Company	3,765,461	1,818,379

Adjustment for:
Unrealised loss on changes in fair value of derivative component of convertible bonds	—	1,638,735

Adjusted profit from continuing operations attributable to equity holders (excluding unrealised loss on changes in fair value of derivative component of convertible bonds)	3,765,461	3,457,114

Adjusted basic earnings per share for continuing operations (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.276	0.272

Adjusted diluted earnings per share for continuing operations (excluding unrealised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.273	0.270

9.	DIVIDENDS

At the annual general meeting held on 16 May 2008, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2007 totaling approximately RMB2,732 million (for the year ended 31 December 2006: approximately RMB2,285 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2008. As at 30 June 2008, such dividends have been paid by the Company, except for dividends payable of approximately RMB149 million due to Unicom BVI.

10.	DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Disposal Group

All the assets and liabilities related to the CDMA Business were constituted a disposal group and have been presented as held for sale following the entering of the Framework Agreement in accordance with HKFRS 5, these included the assets and liabilities of the CDMA business segment as well as certain telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales office which will also be sold to China Telecom). The scope and net carrying value of such network assets and other assets are estimated based on the initial agreement between the Group and China Telecom, which may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and which will be agreed and finalised on or before the delivery date, in accordance with the completion plan set out in the Disposal Agreement.

All the assets and liabilities classified as held for sale were remeasured to the lower of their carrying amount and fair value less costs to sell at the date of their classification on 2 June 2008 as held-for-sale and no remeasurement adjustment was recorded as at 30 June 2008. In addition, the property, plant and equipment, direct incremental costs associated with upfront non-refundable revenue included in “other assets”, and deferred CDMA customer acquisition costs included in “other assets” and “prepayments and other current assets” ceased to be depreciated and amortised from 2 June 2008.

As at 30 June 2008, the following assets and liabilities of the disposal group have been classified to the assets and liabilities held for sale in the unaudited condensed consolidated interim balance sheet:

Unaudited
30 June 2008

Assets classified as held for sale:
Property, plant and equipment	2,647,526
Goodwill	373,000
Other assets	3,066,608
Deferred income tax assets	198,162
Inventories	1,047,780
Accounts receivable, net	949,883
Prepayments and other current assets	662,032
Cash and cash equivalents	2,567,488

Total assets of the disposal group	11,512,479

Liabilities classified as held for sale:
Deferred revenue	391,765
Payable and accrued liabilities	1,703,635
Tax payable	(10,868)
Advances from customers	5,260,559

Total liabilities of the disposal group	7,345,091

Total net assets of the disposal group	4,167,388

Discontinued operations
On 2 June 2008, the Group announced the proposed disposal of the CDMA Business (please refer to Note 1 for details). Accordingly, the results and cash flows of the CDMA business segment (including the CDMA business of CUCL, Unicom Huasheng and Unicom Macau) are presented in this unaudited condensed interim financial information as discontinued operations. In addition, the elimination entries on the intersegment revenue and costs between continuing operations and discontinued operations were recorded against the discontinued operations.
The results of operations of the discontinued operations for the six months ended 30 June 2008 and 2007 are set out below:

	Unaudited
	Six months ended 30 June
		2007
		(As restated)
	2008	(Note 2)

Revenue (Turnover)	15,532,402	15,893,221

Leased lines and network capacities	(4,144,017)	(4,198,304)
Interconnection charges	(1,314,981)	(1,221,524)
Depreciation and amortisation	(289,460)	(312,222)
Employee benefit expenses	(1,039,014)	(917,473)
Selling and marketing	(4,138,930)	(4,276,199)
General, administrative and other expenses	(1,746,807)	(1,602,557)
Cost of telecommunications products sold	(1,990,467)	(2,734,486)
Financial costs	(2,523)	(10,547)
Interest income	6,946	5,265
Other gains - net	8,950	1,105

Profit before income tax from discontinued operations	882,099	626,279
Income tax expenses	(227,332)	(266,679)

Profit after income tax from discontinued operations	654,767	359,600

The cash flow information of the discontinued operations for the six months ended 30 June 2008 and 2007 is set out below:

	Unaudited
	Six months ended 30 June
		2007
		(As restated)
	2008	(Note 2)

Net cash inflow from operating activities	1,148,512	1,002,926
Net cash outflow from investing activities	(22,548)	(22,465)
Net cash inflow from financing activities	—	—

Net cash inflow from discontinued operations	1,125,964	980,461

An analysis of major expenses by nature for discontinued operations is as follows:

		Unaudited
		Six months ended 30 June
			2007
	Note	2008	(As restated)

Depreciation on property, plant and equipment		275,427	299,251
Amortisation of other assets		14,033	12,971

Total depreciation and amortisation		289,460	312,222

Amortisation of direct incremental costs for activating CDMA cellular subscribers		239,306	309,417

Amortisation of customer acquisition costs of contractual CDMA subscribers		1,938,086	1,868,785

Provision for doubtful debts		214,308	204,995

Write-down of inventories to net realisable value		55,464	115,776

Operating lease charges:
- Leased lines		49,074	42,530
- CDMA network capacities	11	4,094,943	4,155,774
- Others		228,145	181,347

Total operating lease expenses		4,372,162	4,379,651

Other expenses:
- Repair and maintenance		245,594	256,565
- Travelling, entertainment and meeting		116,304	91,190
- Power and water charges		373,029	335,820
- Vehicle usage expenses		93,759	73,091
- Office and administration expenses		154,860	137,153

11.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Unaudited
	Six months ended 30 June
		2007
	2008	(As restated)

Transactions with Unicom Group and its subsidiaries:

Continuing operations:
Interconnection revenues	11,665	21,037
Interconnection charges	823	3,990
Rental income for premises and facilities	6,648	7,247
Charge for operator-based subscriber value-added services	146,706	126,575
Charge for customer services	350,860	327,295
Agency fee incurred for subscriber development services	71,151	26,680
Charge for cellular subscriber value-added services	57,596	12,734
Rental charges for premises, equipment and facilities	17,731	14,284
Charges for the international gateway services	4,383	7,209
Purchase of telecom cards	390,953	282,966
Agency fee incurred for procurement of telecommunications equipment	8,052	6,835
Charge for engineering design and technical services	34,113	23,918

Discontinued operations:
Interconnection charges	593	769
Charge for operator-based subscriber value-added services	52,425	51,008
Charge for customer services	75,381	92,648
Agency fee incurred for subscriber development services	16,802	5,984
CDMA network capacity lease rental	4,094,943	4,155,774
Constructed capacity related cost of CDMA network	159,749	85,641
Charge for cellular subscriber value-added services	40,036	8,851
Purchase of telecom cards	29,517	41,281

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not considered as related party transactions in the unaudited condensed consolidated interim financial information.

12.	EVENTS AFTER BALANCE SHEET DATE
12.1	The proposed disposal of the Group’s CDMA Business to China Telecom

Further to the announcement on 2 June 2008 in connection with the proposed disposal of the CDMA Business by the Group to China Telecom, on 27 July 2008, the Company, CUCL and China Telecom entered into the Disposal Agreement, which sets out the detailed terms and conditions on which the Company and CUCL will sell, and China Telecom will purchase, the CDMA Business. For details, refer to Note 1.

12.2	Proposed merger between the Company and China Netcom by the Scheme

Further to the joint announcement on 2 June 2008 for the Proposed Merger, on 13 August 2008, the Company further announced:
(i)	Proposed change of accounting policies

If the proposed merger of the Company and China Netcom (“Enlarged Group”) is completed, China Netcom will become a wholly-owned subsidiary of the Company and the financial statements of the China Netcom will be consolidated into the financial statements of the Group. In order to ensure consistency of accounting policies for buildings and fixed line telecommunications equipment adopted by the Enlarged Group and to enhance the comparability with the accounting policies adopted by other fixed line telecommunications operators, the Board of Directors of the Company, on 25 July 2008, has approved the change in the following accounting policies of the Group, which will take effect only on completion of the proposed merger of the Company and China Netcom:

(a)	buildings of the Group will be stated at historical costs (less accumulated depreciation and accumulated impairment losses) instead of at revalued amounts; and

(b)
telecommunications equipment of long distance, data and Internet business of the Group will be stated at revalued amounts instead of historical costs (less accumulated depreciation and accumulated impairment losses).

(ii)	New connected transactions

Upon completion of the Proposed Merger and the Scheme becoming effective, China Netcom will become a wholly-owned subsidiary of the Company and the parent company of China Netcom will become a connected person of the Company. Accordingly, the existing continuing connected transactions between China Netcom and its subsidiaries (which will become subsidiaries of the Company) and the parent company of China Netcom will become new continuing connected transactions of the Group with effect from the effective date of the Proposed Merger.

In addition, there are existing continuing transactions between certain subsidiaries of the Company and the parent company of China Netcom. Upon completion of the Proposed Merger and the Scheme becoming effective, such existing continuing transactions will become new continuing connected transactions of the Group with effect from the effective date of the Proposed Merger. CUCL and the parent company of China Netcom have entered into certain framework agreements to record the principles governing, and the principal terms of, such existing continuing transactions.

Furthermore, pursuant to an agreement dated 12 August 2008 entered into between Unicom Group and A Share Company and a transfer agreement dated 12 August 2008 entered into between A Share Company, CUCL and China Netcom (Group) Company Limited (“CNC China”, a company established in the PRC with limited liability as a wholly foreign owned enterprise and a wholly-owned subsidiary of China Netcom), the terms of the continuing connected transactions between the Group and Unicom Group that were approved on 1 December 2006 by the independent shareholders of the Company (the details of which were set out in the circular issued to the shareholders of the Company dated 10 November 2006), will be amended with effect from the effective date of the Proposed Merger to include CNC China as a party and to facilitate the business and operations of the Enlarged Group.

(iii)	Proposed amendment to articles of association

The articles of association currently permit the Board of Directors to deal with fractional Company’s shares only in certain circumstances. The Board of Directors has proposed that the articles of association be amended in order to give the Board of Directors greater flexibility to deal with any fractional Company’s shares which arise as a result of an issue of the Company’s shares by the Company.

(iv)	Proposed change of company name

Conditional upon the Scheme becoming effective, the Board of Directors has proposed that the name of the Company be changed from “China Unicom Limited” in the English language and in the Chinese language to “China Unicom (Hong Kong) Limited” in the English language and in the Chinese language, respectively, with effect from the effective date of the Scheme.

The extraordinary general meeting is expected to be held by the Company on 16 September 2008 for the purpose of considering and approving the above proposals.
13.	COMPARATIVE FIGURES

As stated in Note 2, comparative figures have been restated to reflect the effects of Business Combination under common control, which is accounted for using merger accounting in accordance with AG 5. In addition, the results and cash flows of the CDMA business segment have been re-presented as discontinued operations in accordance with HKFRS 5 and therefore, the 2007 comparative figures of the unaudited condensed consolidated interim income statement and cash flow statement were also restated accordingly.

INTERIM DIVIDEND
It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2008 be declared.
CHARGE ON ASSETS
As at 30 June 2008, no property, plant and equipment was pledged to banks as loan security (30 June 2007: Nil).
REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
For the six months ended 30 June 2008, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company’s listed shares.
COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES
The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2008 except the following:
(a)
Under the Code Provision A.2.1, the roles and responsibilities of chairman and chief executive officer should be separate and should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly separate the management of the Board from the daily management of the

Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and Chief Executive Officer of the Company since December 2004. Mr. Shang Bing was the Company’s President from November 2004 to May 2008 (Mr. Shang Bing has resigned as the President of the Company on 23 May 2008). Mr. Chang Xiaobing chairs the Board and is responsible for all material affairs, including development, business strategy, operation and management of the Company. The President of the Company is responsible for the daily operation and management of the Company. The Board believes that at the present stage, this arrangement achieves the aforesaid principle of separation of responsibilities. It also facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business. As the Company is proposing to merge with China Netcom Group Corporation (Hong Kong) Limited (“Netcom”) (for details, please refer to the paragraph headed “Recent Significant Developments” below), upon the completion of the merger, Mr. Chang Xiaobing will become the Chairman and Chief Executive Officer of the enlarged group. The management of the enlarged group is expected to be mainly drawn from the existing management teams of the Company and Netcom, and the management teams of the Company and Netcom will be integrated and utilized to an optimal capacity in order to realize the synergies of the combined businesses of the enlarged group.

(b)
Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company’s articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

AUDIT COMMITTEE
The audit committee, together with the management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including the review of interim report for the six months ended 30 June 2008.
The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, all being independent non-executive directors of the Company. The Chairman of the committee is Mr. Wong Wai Ming.
REMUNERATION COMMITTEE
The major responsibilities of the remuneration committee include: considering and approving the remuneration policies proposed by the management, remuneration packages of directors and senior management as well as the Company’s share option schemes.
The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, both of whom are independent non-executive directors of the Company, and Mr. Lu Jianguo, who is a non-executive director of the Company. The Chairman of the committee is Mr. Wu Jinglian.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has prepared the Procedures for Dealing of Securities by Directors in accordance with Model Code for Securities Transactions by Directors of Listed Companies, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions for the six months ended 30 June 2008.
EMPLOYEE AND REMUNERATION POLICY
As at 30 June 2008, the Group employed approximately 130 and 57,000 staff in Hong Kong and Mainland China, respectively. Also, the Group employed approximately 60,000 temporary staff in Mainland China. For the six months ended 30 June 2008, employee benefit expenses for the Group were RMB3.83 billion (for the six months ended 30 June 2007: RMB3.52 billion), in which employee benefit expenses for continuing operations were RMB2.79 billion (for the six months ended 30 June 2007: RMB2.60 billion). The Group endeavors to maintain its employees’ remuneration in line with market trend and being competitive. Employees’ remuneration is determined in accordance with its remuneration and bonus system based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits, internal and external training programmes, varying based on their individual needs.
The Company has share option schemes, under which the Company may grant share options to eligible staff for subscribing to the Company’s shares.
RECENT SIGNIFICANT DEVELOPMENTS
This report contains the interim financial information of the Group for the six months ended 30 June 2008. Since 30 June 2008, there have been significant developments in the business and operations of the Company which are expected to have material impact on business, financial and trading prospects of the Group in the future. These recent development events are summarized herein and set out below.
Proposed Merger with Netcom
On 2 June 2008, the boards of directors of the Company and Netcom jointly announced that the Company had formally presented to the board of directors of Netcom, and requested the board of directors of Netcom to put forward to the shareholders of Netcom for consideration, the proposals relating to the merger of the Company and Netcom by way of a scheme of arrangement of Netcom under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “Scheme”). Upon the Scheme becoming effective, Netcom will become a wholly-owned subsidiary of the Company and the listings of Netcom’s shares and ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, will be withdrawn, respectively.

The proposals constitute a very substantial acquisition for the Company under the Listing Rules and are therefore subject to the approval of the Company’s shareholders at an extraordinary general meeting to be held on 16 September 2008 in accordance with the details set out in a notice of extraordinary general meeting of the Company dated 15 August 2008. The details of the very substantial acquisition are set out in a circular of the Company dated 15 August 2008 (the “VSA Circular”), which also includes, in Appendix IV to the VSA Circular, the full text of the document in respect of the Scheme (the “Scheme Document”). You may download and view the VSA Circular from the Company’s website at www.chinaunicom.com.hk or the website of the Hong Kong Stock Exchange at www.hkexnews.hk.
If the Scheme is approved, all other conditions of the Scheme as specified in the Scheme Document have been satisfied or waived, as applicable, and the proposals become effective, the Company intends to continue with the existing business of Netcom and has no intention to introduce any major changes to the business of Netcom or to redeploy any fixed assets of Netcom and its subsidiaries (the “Netcom Group”). After the completion of the proposed merger, the enlarged group is expected to be an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value added services to its subscribers, and is expected to be granted a 3G license. The Company intends to take measures to combine the experience and technologies of the Group and the Netcom Group in the wireless and fixed-line businesses, respectively, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments. By combining the resources and business strengths of the Company and Netcom in different areas, and upon obtaining a license for mature 3G technology, it is intended that after the completion of the proposed merger, the enlarged group will aim to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of China’s telecommunications market.
Change of Company’s name
Conditional upon the Scheme becoming effective, the directors propose that the name of the Company be changed from “China Unicom Limited” in the English language and in the Chinese language to “China Unicom (Hong Kong) Limited” in the English language and in the Chinese language, respectively, with effect from the effective date of the Scheme. The stock trading name currently used by the Company will remain unchanged. Please see the VSA Circular for further details of the proposed change of the Company’s name.
Special Purpose Share Option Scheme
In connection with the proposed merger, it is also proposed that the Company adopt the Special Purpose Share Option Scheme. Pursuant to the proposal to Netcom’s optionholders made in connection with the proposed merger, the Company will grant Netcom’s optionholders new options to be issued by the Company pursuant to the Special Purpose Share Option Scheme in consideration for the cancellation of their Netcom options outstanding (whether vested or not) at the record time for determining their entitlements under the option proposal referred to above. The Special Purpose Share Option Scheme will provide the Company with a means to incentivize and retain Netcom’s optionholders, who are middle to senior management staff of the Netcom Group, and to encourage them to diligently achieve an enhancement in the value of the Company.
A summary of the principal terms of the Special Purpose Share Option Scheme (including the exercise price of the options and the number of options to be granted under the Special Purpose Share Option Scheme) is set out in Appendix II to the VSA Circular.
CDMA Business Disposal
On 2 June 2008, the Company, China Unicom Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company), and China Telecom Corporation Limited (“China Telecom”) entered into a CDMA business disposal framework agreement which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business of CUCL. On 27 July 2008, these parties further entered into a CDMA business disposal agreement which sets out the detailed terms and conditions on which CUCL and the Company will sell, and China Telecom will purchase, the CDMA business. The consideration for the CDMA business disposal is RMB43.8 billion (approximately HK$50.0 billion) and is payable in cash by China Telecom in three installments. The consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, as set out in a circular issued by the Company dated 1 August 2008 (the “CDMA Disposal Circular”). Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there will be no adjustment to the consideration as a result of the price adjustment mechanism.
In connection with the CDMA business disposal, on 27 July 2008, CUCL agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”) and to terminate the CDMA lease pursuant to which CUCL leases capacity on the CDMA network from Unicom New Horizon, in each case with effect from the completion of the CDMA business disposal. The CDMA business disposal constitutes a major transaction for the Company and is subject to the approval of the Company’s shareholders at the extraordinary general meeting of Unicom to be held on 16 September 2008 in accordance with the details set out in a notice of extraordinary general meeting of the Company dated 1 August 2008. Each of the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease constitutes a connected transaction for the Company and is subject to the approval of the independent shareholders of the Company.

The CDMA business disposal is subject to various conditions, including, among other things, (a) the approval of the Company’s shareholders and the shareholders of China United Telecommunications Corporation Limited (“Unicom A Share Company”) for the CDMA business disposal, (b) the approval of the independent shareholders of the Company and the non-affiliated shareholders of Unicom A Share Company for the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease, (c) the approval of the independent shareholders of China Telecom for the leasing of capacity on the CDMA network by China Telecommunications Corporation to China Telecom and (d) the receipt of any other necessary regulatory or corporate approvals for the completion of the CDMA business disposal.
The directors believe that the terms of the CDMA business disposal are fair and reasonable and in the interests of the Company’s shareholders as a whole. In recent years, the Company’s GSM business has become the most significant contributor to its financial and operational performance. In the interest of reducing the complexity facing its operations and management and deploying resources to enhance focus on the development of its GSM business and relevant brands so as to maximise the shareholder value and return on investment, the directors therefore propose to dispose of the Company’s CDMA business. The disposal will enable the Company to better focus its financial and operational resources on the enhancement of its GSM business and the future development of 3G services.
For detailed information about the CDMA business disposal, please see the announcement issued by the Company on 28 July 2008 and the CDMA Disposal Circular. You may download and view these documents from the Company’s website at www.chinaunicom.com.hk or the website of the Hong Kong Stock Exchange at www.hkexnews.hk.
PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT
The 2008 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2008 interim report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.
The 2008 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2008 but is extracted from the unaudited interim financial information for the six months ended 30 June 2008 to be included in the 2008 interim report.
FORWARD-LOOKING STATEMENTS
The Company would like to caution investors and readers about the forward-looking nature of some of the statements contained in this announcement. Such forward-looking statements may include, without limitation, the Company’s operating strategy and future plan; its restructuring plan; its capital expenditure plan; its future business condition and financial results; its abilities to upgrade and expand networks and increase network efficiency; its ability to improve existing services and offer new services; its ability to develop new technology applications; its ability to leverage its position as an integrated telecommunications operator and expand into new businesses and new markets; future growth of market demand for the Company’s services; and future regulatory and other developments in the PRC telecommunications industry.
Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors that may be beyond the Company’s control, including, without limitation, any changes in the regulatory regime and significant policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MII (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MII, the State-owned Assets Supervision and Administration Commission and other relevant government authorities of the PRC; any decisions by the PRC government in relation to the technology standards and licenses of third generation mobile telecommunication; the results of the ongoing restructuring of the PRC telecommunications industry; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; the effect of the Company’s restructuring and the integration of the Company and China Netcom Group Corporation (Hong Kong) Limited following the completion of the proposed merger; any changes in telecommunications and related technologies and applications based on such technologies; and any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s policies with respect to economic growth, consolidations or restructuring of and other structural changes in the PRC telecommunications industry, foreign exchange, foreign investment and entry by foreign companies into the PRC telecommunications market.

By order of the Board
China Unicom Limited
Chu Ka Yee
Company Secretary
Hong Kong, 25 August 2008
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Tong Jilu, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo and Lee Suk Hwan
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming